FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 16, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the Financial Year 2005
Summary
Group Review
Consolidated Balance Sheets
Consolidated Statements of Operations*
Consolidated Statements of Cash Flows*
Consolidated Statement of Changes in Stockholders’ Equity
Net Debt
Reconciliation from Adjusted EBITDA to Net Income*
Operating Results by Segment*
Capital expenditures
Personnel
Operational Data Wireline
Operational Data Wireless*
SIGNATURE

Results for the
Financial Year 2005

Highlights

•	Group financials show strong increase driven primarily by the contribution from Mobiltel

•	Group revenues increase by 7.9% to EUR 4,377.3 million

•	Group operating income grows by 37.0% to EUR 620.0 million

•	Consolidated net income increases by 83.5% to EUR 417.1 million

•	Management proposes a dividend of EUR 0.55 per share, compared to EUR 0.24 last year

•	Wireline segment demonstrates strong broadband growth partly offsetting decline from voice revenues

•	All companies of the wireless segment record strong subscriber intake in Q4 2005

Note: All financial figures are based on U.S. GAAP; if not stated otherwise, all comparisons are given year-on-year
Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated Q4 05 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and 2004 results.

Summary

in EUR million	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

Revenues	1,171.5	1,025.1	14.3%	4,377.3	4,056.3	7.9%

Operating income	60.6	40.9	48.2%	620.0	452.7	37.0%

Net income	41.6	25.0	66.4%	417.1	227.3	83.5%

Adjusted EBITDA*	382.1	318.0	20.2%	1,757.2	1,568.8	12.0%

Earnings per share (in EUR)	0.09	0.05	80.0%	0.85	0.46	84.8%

Capital expenditures	249.6	241.6	3.3%	627.6	548.2	14.5%

in EUR million	Dec. 31, 2005	Dec. 31, 2004	% change

Net debt	3,082.1	1,973.9	56.1%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures FY 2005”) are available on our website at www.telekom.at
Results for the first quarter 2006 will be announced on May 17, 2006
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19001
E-Mail: peter.zydek@telekom.at

Corporate Communications
Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

Vienna, March 14, 2006 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the Financial Year 2005 and the fourth quarter ending December 31, 2005.
The acquisition of Mobiltel in July 2005 contributed to the growth of major financial indicators. Consolidated financial statements of Telekom Austria for the year 2005 include results for Mobiltel for the period from July 12 through December 31, 2005. Mobiltel is not included in previous quarters.
Year-on-year comparison:
During 2005 consolidated group revenues increased by 7.9% to EUR 4,377.3 million.
Group operating income increased by 37.0% to EUR 620.0 million, benefiting from a substantial increase in the wireless segment following to the acquisition of Mobiltel and an increase in all other mobile companies.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 12.0% to EUR 1,757.2 million during 2005.
Consolidated net income of Telekom Austria for 2005 rose by 83.5% to EUR 417.1 million, driven by higher operating income, lower net interest expense despite higher net debt and lower income tax expenses resulting mainly from a lower tax rate in Austria, positive one time effect of group taxation and a change of the law in Slovenia resulting in an increase of the expiration period of tax loss carry forwards.
Both segments contributed almost equally to the increase in group capital expenditures in 2005, which rose by 14.5% to EUR 627.6 million. Net debt increased by 56.1% to EUR 3,082.1 million primarily as a result of additional debt incurred for the acquisition of Mobiltel. The acceleration of the share buyback programme and higher capital expenditures also contributed to this increase. Consequently, net gearing increased to 107.4% at the end of December 2005.
Based on these results, the management board of Telekom Austria will recommend to the annual general meeting the payment of a dividend in the amount of EUR 0.55 per share, compared to EUR 0.24 last year, corresponding to an increase of 129.2%.
Quarterly comparison:
Group revenues increased by 14.3% to EUR 1,171.5 million during 4Q 05.
Wireline revenues decreased by 2.6% to EUR 535.2 million. Higher revenues from internet access & media partially offset the lower revenues from wholesale voice and internet and switched voice monthly rental & other.
2  Telekom Austria Group: Results for the Financial Year 2005

Wireless revenues increased by 30.0% to EUR 704.9 million, which is primarily attributable to the consolidation of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by 5.0% to EUR 569.6 million in 4Q 05. This increase was primarily driven by higher monthly rental revenues as a result of a larger subscriber base, more data packages and higher equipment revenues.
Group operating income rose by 48.2% to EUR 60.6 million during 4Q 05, reflecting a significant rise of 70.7% in operating income of the wireless segment which more than offset the operating loss in the wireline segment.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 20.2% to EUR 382.1 million. Wireless adjusted EBITDA increased by 50.1% to EUR 228.4 million in 4Q 05 which more than offset the 7.5% decline in Wireline adjusted EBITDA to EUR 153.3 million. On a comparable basis, excluding Mobiltel, wireless adjusted EBITDA increased by 1.2% to EUR 154.1 million.
Quarterly net income rose by 66.4% to EUR 41.6 million in 4Q 05 due to the higher operating income and to lower tax expenses. Earnings per share increased by 80.0% from EUR 0.05 to EUR 0.09.
Group capital expenditures increased by 3.3% to EUR 249.6 million during 4Q 05.
Mobiltel Acquisition
On July 12, 2005, Telekom Austria acquired 100% of Mobiltel for a cash consideration of EUR 905.5 million and assumed EUR 504.9 million of Mobiltel’s debt. The total amount of consideration includes EUR 70.4 million of debt incurred for the acquisition of a UMTS licence and costs related to the acquisition. Additional EUR 280.2 million compensation were paid in 4Q 05 as a deferred consideration, contingent upon achievement of certain financial and operating metrics by Mobiltel.
Mobiltel results are included in the consolidated financial statements from July 12 through December 31, 2005. For comparative purposes, Mobiltel stand-alone financial results for 4Q 04 and 4Q 05 as well as the contribution of Mobiltel to full year 2005 results are shown in the appendix on page 23.
Reporting changes
Telekom Austria plans to change its Group reporting from U.S. GAAP to IFRS. It is expected that this change will not have a significant impact on the key financial figures. Full year 2005 results according to IFRS will be published on April 19, 2006. Starting with Q1 06 Telekom Austria will publish financial statements in accordance with IFRS. A reconciliation of net income and stockholders’ equity to U.S GAAP will be provided on a yearly basis.
Telekom Austria Group: Results for Financial Year 2005  3

Group Review
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 21
Revenues and operating income by segment
Wireline
Year-on-year comparison:
Wireline revenues decreased by 2.3% to EUR 2,135.2 million during 2005. Wireline revenues in the year 2004 included the one-time recognition of EUR 14.9 million for services rendered to alternative service providers under Telekom Austria’s universal service obligation from 1999 through September 30, 2004. Adjusted for this one-time effect, wireline revenues declined by 1.6%.
Wireline revenues were impacted by a reduction in revenues from data & IT solutions including wholesale and wholesale voice & internet. A strong increase of revenues from Internet access & media by 16.7% could partly offset this development. This increase was a result of a significant growth of ADSL retail access lines by 57.0% at the end of 2005 compared to the end of previous year. Data & IT solutions including wholesale were impacted by general price pressure. Q4 04 also included a contract with the federal procurement agency which did not occur in 2005. Wholesale voice & internet revenues declined due to the fixed-to-mobile migration resulting in lower national call volumes carried over fixed lines. This decline was partially offset by a strong performance of the international transit business.
Operating income increased by 18.1% to EUR 65.9 million due to lower depreciation and amortization expenses, lower employee costs and substantially lower net losses from disposal of long lived assets, which declined from EUR 27.4 million in 2004 to EUR 7.4 million 2005 following increased retirement of technical equipment in the first half year of 2004. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 3.4% to EUR 786.7 million during 2005 compared to the same period last year primarily driven by lower revenues, which could only partly be offset by lower costs.
Quarterly comparison:
At the end of 4Q 05 Telekom Austria’s ADSL subscriber base for the first time exceeded the combined subscriber numbers of cable operators and unbundling service providers resulting in a market share of 51.0% of the Austrian broadband market.
Telekom Austria recorded a strong christmas business with contribution from sales of ADSL products and internet accessories such as WLAN-routers. There is a clear trend towards cordless Internet access via WLAN (Wireless Local Area Network). The wireline segment continued to show strong ADSL subscriber growth with net adds of 48,500 during 4Q 05 compared to 45,600 during 4Q 04. The total number of ADSL lines (including 105,800 wholesale customers) increased by 49.7% to 574,300 at the end of 4Q 05 compared to 383,600 at the end of 4Q 04.
In November 2005 Telekom Austria introduced a naked DSL product under the name of aonPur.

Wireline
in EUR million	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

Revenues	535.2	549.5	-2.6%	2,135.2	2,184.7	-2.3%

Operating income	-47.9	-22.4	113.8%	65.9	55.8	18.1%

Adjusted EBITDA*	153.3	165.8	-7.5%	786.7	814.3	-3.4%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
4  Telekom Austria Group: Results for the Financial Year 2005

This addresses changing customer needs in a competitive market and expanded the product portfolio for all internet users.
The decline in total voice minutes by 6.5% to 1.3 billion minutes compared to 4Q 04 was primarily driven by the ongoing fixed-to-mobile migration resulting in lower national call volumes. By comparison the total fixed line voice market in Austria declined by 9.1%.
Including Internet dial-up minutes, total minutes declined by 16.1% to 1.8 billion minutes in 4Q 05 compared to 4Q 04, reflecting the continuing migration of dial-up customers to higher value ADSL products.
Telekom Austria increased its voice market share to 55.4% at the end of 4Q 05, compared to 54.4% at the end of 4Q 04. This was primarily due to successful customer retention which slowed down the decline of minutes compared to the total market. The market share including Internet dial-up increased to 55.7% compared to 55.2% at the same time of previous year.
Compared to December 31, 2004, the number of access lines declined by 3.6% to 2.80 million, primarily as a result of fixed-to-mobile migration and due to a shift of customers to unbundling from alternative operators.
The number of TikTak lines grew to 1.60 million at the end of December 2005 compared to 1.46 million at the end of December 2004. Approximately 60% of all access lines have already moved to these tariffs, compared to 50% as of end of December 2004. TikTak bonus packages, which allow customers to choose from a variety of options to adapt Telekom Austria’s offering to their specific needs, totalled 592,500 at the end of December 2005 compared to 322,000 a year ago.
The number of unbundled lines rose to 127,900 at the end of 4Q 05 compared to 72,900 at the end of 4Q 04 and 108,600 at the end of 3Q 05.
The average voice tariff increased from 7.4 cents per minute in 4Q 04 to 7.7 cents in 4Q 05 as a result of a shift in call mix and the positive effect from the increasing number of bonus packages.
Total wireline revenues decreased by 2.6% to EUR 535.2 million during 4Q 05 compared to 4Q 04. The decline was primarily due to lower revenues from wholesale voice & internet, monthly rental and voice traffic.
Revenues from switched voice traffic declined by 1.2% to EUR 98.0 million during 4Q 05 compared to the same period last year, due to lower call volumes despite a higher average voice tariff as there were more expensive international and fixed-to-mobile calls. The average national tariff remained stable with bonus packages off-setting the impact from cheaper TikTak minutes.
Switched voice monthly rental & other revenues declined by 4.2% to EUR 133.2 million due to cancellation of subscriber lines which in turn is a result of fixed-to-mobile substitution. Also customers terminated their ISDN lines to take up cheaper PSTN lines to use ADSL to access the internet.
An increase of event-based premium rate services could not offset the decline from lower usage of payphones resulting in a 13.8% decrease of revenues from payphones & value added services to EUR 11.2 million. Revenues from data & IT solutions including wholesale slightly decreased by 0.9% to EUR 111.0 million in 4Q 05, with revenues from the introduction of the e-card, which provides an Austrian-wide broadband network for the administration of health care, almost offsetting the effect from the termination of service contracts.
The revenues from IT solutions remained stable.
Revenues from internet access & media showed a strong increase by 21.5% to EUR 66.0 million as a result of the higher number of ADSL lines.
Telekom Austria Group: Results for the Financial Year 2005  5

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 22 and 23.
Wholesale voice & internet revenues decreased by 13.7% to EUR 80.6 million in 4Q 05 compared to 4Q 04 due to the fixed-to-mobile migration resulting in lower national call volumes for our wholesale customers and a general price pressure in the international voice business.
Other wireline revenues fell by 8.6% to EUR 35.2 million during 4Q 05, primarily due to a decline of PABX rental revenues due to a positive one time business in 4Q 04 and lower equipment sales, despite a strong christmas business.
Operating loss increased from EUR 22.4 million to EUR 47.9 million in 4Q 05 due to lower revenues and higher depreciation, amortization and impairment charges which could not be offset by lower operating expenses. The increase of depreciation, amortization and impairment charges was due to higher impairment charges primarily for the all the remaining goodwill of Czech On Line. The reason for the impairment in the amount of EUR 16.0 million was a strong decline in the customer base as customers churned from dial up internet access. Excluding the impairment charges in the wireline segment operating losses amounted to EUR 31.7 million.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell by 7.5% to EUR 153.3 million in 4Q 05.
The number of customers at Czech On Line was 187,900 at the end of 4Q 05, compared to 247,100 at the end of 4Q 04 primarily due to customers churning from dial up access to broadband access technologies.
Revenues of Czech On Line grew by 26.3% to EUR 6.7 million compared to 4Q 04 as the number of higher value DSL and voice customers compensated for a reduction of dial up subscribers.
Operating loss increased slightly from EUR 1.0 million in 4Q 04 to EUR 1.2 million in 4Q 05. Adjusted EBITDA was a loss of EUR 0.7 million compared to a loss of EUR 0.3 million in 4Q 04.
In response to these developments, Czech On Line has increased its marketing and sales efforts and is currently evaluating the possibility of introducing new services and applications.
Wireless
Year-on-year comparison:
The total number of customers in the wireless segment as of December 31, 2005 grew by 81.1% to 8.96 million compared to year-end 2004. This was primarily driven by the acquisition of Mobiltel and a strong christmas business in all companies with total net adds of 506,900 compared to 129,700 in 4Q 04. On a comparable basis, excluding Mobiltel, the wireless subscriber base grew by 8.5% to 5.37 million subscribers.
Revenues in the wireless segment, including Mobiltel for the period July 12 to December 31, 2005, rose by 17.1% to EUR 2,489.2 million during 2005. On a comparable basis, excluding Mobiltel, wireless revenues increased by 4.8% to EUR 2,227.3 million. All companies contributed to this growth primarily with higher monthly rental revenues as a result of higher subscriber numbers, more data packages and premium services sold. Higher equipment revenues, roaming and interconnection also contributed to this growth in operating revenues.

Wireless
in EUR million	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

Revenues	704.9	542.3	30.0%	2,489.2	2,125.5	17.1%

Operating income	107.9	63.2	70.7%	552.2	07.4	35.5%

Adjusted EBITDA*	228.4	152.2	50.1%	969.0	765.4	26.6%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
6  Telekom Austria Group: Results for the Financial Year 2005

Operating income rose by 35.5% to EUR 552.2 million and operating income before depreciation and amortization and impairment charges (adjusted EBITDA) increased by 26.6% to EUR 969.0 million.
On a comparable basis, excluding Mobiltel, wireless operating income rose by 12.5% to EUR 458.2 million driven primarily by higher operating revenues and by a one-time gain in the amount of EUR 10.8 million from the sale of a UMTS frequency package and GSM equipment in Austria in 2005.
Operating income before depreciation, amortization and impairment charges on a comparable basis (adjusted EBITDA), excluding Mobiltel, rose by 6.4% to EUR 814.4 million.
Quarterly comparison:
Wireless revenues increased by 30.0% to EUR 704.9 million in 4Q 05 compared to EUR 542.3 million in 4Q 04. On a comparable basis, excluding the contribution from Mobiltel, wireless revenues grew by 5.0% to EUR 569.6 million. All companies contributed to this growth with higher monthly rental revenues as a result of higher subscriber numbers. Strong performance of data business and an increase of equipment revenues due to a higher average sales price to dealers in Austria and a higher number of handsets sold in Bulgaria, Croatia and Slovenia resulted in an increase of operating revenues.
Operating income, including Mobiltel, increased by 70.7% in 4Q 05 to EUR 107.9 million, as higher revenues exceeded a 24.6% increase in wireless expenses. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 50.1% to EUR 228.4 million in 4Q 05.
On a comparable basis, excluding the effect from the consolidation of Mobiltel, wireless operating income rose by 0.2% to EUR 63.3 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) grew by 1.2% to EUR 154.1 million during 4Q 05 compared to 4Q 04.
In the wireless segment data revenues as a percentage of traffic-related revenues amounted to 18.7% in 4Q 05 compared to 16.4% in 4Q 04. On a comparable basis, excluding Mobiltel, data revenues accounted for almost 20.5% of traffic related revenues as the share of data revenues at Mobiltel is still lower compared to other companies of the group.
mobilkom austria
Austrian mobile penetration reached 106.0% at year end 2005, one of the highest penetration rates of mobile communications in Europe. This figure reflects the fact that customers use more than one SIM card. Despite a challenging market environment, mobilkom austria attracted 82.700 new subscribers in 4Q 05 and increased its subscriber base by 3.6% to 3.34 million subscribers compared to last year. This growth was supported by the introduction of a new tariff family called unlimited tariffs. In September 2005, mobilkom austria launched these first flat fee tariffs in Austria. The tariff “top unlimited” offers customers unlimited minutes for national calls and SMS for usage for EUR. Excluded are only roaming and non-SMS data usage. The share of contract subscribers increased to 56.9% in 4Q 05 compared to a year ago due to the new unlimited tariffs and data cards sold.
The market share decreased to 39.1% at the end of December 2005, compared to 41.0% at the end of December 2004.
Churn rates remained almost stable at 4.5% in 4Q 05 compared to 4.4% in 4Q 04. Mobile number portability has not had a significant impact on churn as only 1.4% of the subscribers opted for this possibility.
Mobile data performed strongly as data revenues as a proportion of traffic-related revenues increased from 14.3% during 4Q 04 to 18.9% during 4Q 05.
Telekom Austria Group: Results for the Financial Year 2005  7

The success of the Vodafone Mobile Connect Card is demonstrated by the fact that revenues from non-SMS data exceeded data revenues from SMS for the first time in 4Q 05.
The number of SMS increased by 6.3% to 150.5 million in 4Q 05 compared to the same period last year.
By the end of December 2005, mobilkom austria had already sold 50,000 Vodafone Mobile Connect Cards and had more than 936,000 Vodafone live! customers.
Revenues of mobilkom austria increased by 1.8% to EUR 441.0 million during 4Q 05. The increase was primarily a consequence of higher monthly rental and equipment revenues. The increase in monthly rental revenues resulted from a higher number of contract subscribers, a higher number of data package subscriptions sold, as well as lower discounts granted. Equipment revenues rose by 17.5% due to higher wholesale prices. Positive elasticity and stimulation of usage following the introduction of the unlimited tariffs led to an increase of average minutes of use charged per subscriber (MoU) by 7.6% to 142.8 minutes, which could not fully offset the impact from lower prices. Consequently average revenues per user (ARPU) declined by 2.4% to EUR 35.9 partially offset by strong data business supporting ARPU.
Subscriber acquisition costs (SAC) rose by 17.1% to EUR 26.0 million in 4Q 05 and subscriber retention costs (SRC) decreased by 9.2% to EUR 22.7 million. SACs increased due to a higher number of gross adds and higher acquisition costs per subscriber due to an increase of subsidies of handsets. SRCs fell as there were fewer handset replacements in combination with lower cost per handset.
Operating income decreased by 3.0% to EUR 58.7 million mainly driven by higher depreciation and amortization, higher dealer commissions and promotion expenses as well as subsidies to support strong subscriber growth.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 1.1% to EUR 123.0 million during 4Q 05.
In December 2005, the regulatory authority released a final decision on mobile termination rates for all mobile network operators in Austria. The decision provides a gliding path model requiring each mobile operator to reduce mobile termination rates every six month starting January 1, 2006 until a uniform termination charge of 6.79 cents is reached by December 31, 2008 at the latest. In a first step, the decision covers the period until end of 2006, when a new decision is expected to be taken to cover the period until 2008.
On November 1, 2005 mobilkom austria reduced its mobile termination rate to 10.34 Eurocent. Under the gliding path model, mobilkom austria is obliged to reduce its termination rates to 9.34 Eurocent on January 1, 2006 and to 8.34 Eurocent on July 2006.
Mobiltel
Mobiltel has been consolidated into Telekom Austria’s wireless segment since July 12, 2005. Figures relating to periods prior to July 12, 2005 are provided for comparative purposes only.
With 3.59 million subscribers at the end of 4Q 05 Mobiltel increased its subscriber base by 18.4% compared to 3.03 million in 4Q 04. Mobiltel also recorded a very strong christmas business and added 261,300 new customers to its customer base in 4Q 05 compared to 21,400 in 4Q 04.
The penetration in Bulgaria increased at a significant path and reached 79.5% at the end of 4Q 05 compared to 59.7% in 4Q 04 as the competitive environment stimulated market growth.
8  Telekom Austria Group: Results for the Financial Year 2005

Although Mobiltel has managed to increase its contract subscriber base to 1,231,200 from 1,067,800 in the previous year, Mobiltel’s market share decreased to 57.6% from 64.4% by the end of previous year as a result of new subscriber additions by the competitor Globul and the entrance of Vivatel, a subsidiary of BTC, the incumbent fixed line operator, which launched its services in November 2005.
Churn among both contract and prepaid customers declined from 9.0% in 4Q 04 to 4.8% in 4Q 05 as a result of a loyalty program for contract subscribers introduced at the end of 2004 to increase customer retention.
Average revenue per user (ARPU) was EUR 11.7 in 4Q 05 compared to EUR 12.8 during the same period last year. ARPU was mainly impacted by lower average prices as well as a minor effect from a reclassification of the SIM activation fee.
Mobiltel’s revenues grew by 8.8% to EUR 135.1 million in 4Q 05 compared to the same period last year, primarily as a result of higher traffic, monthly rental, equipment and interconnection revenues. Traffic revenues increased, as a result of a higher number of subscribers and a higher usage volume. The increase of monthly rental revenues is driven by a higher contract subscriber base. A higher number of handsets sold in 4Q 05 led to higher equipment revenues. Interconnection revenues rose, as more minutes were terminated on Mobiltel’s network.
Mobiltel’s operating income decreased by 22.3% to EUR 44.7 million in 4Q 05 mainly due to higher depreciation and amortization charges. The rise in amortization charges is primarily due to the allocation of EUR 509 million of the purchase price to the fair value of the acquired subscriber base which is amortized over a period of 7 years. This led to a quarterly negative impact of EUR 18.2 million.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 6.4% to EUR 74.3 million.
Mobiltel launched UMTS in the first quarter of 2006 after it concluded the first UMTS video call in Bulgaria in September 2005. In December 2005 Mobiltel acquired a point-to-multipoint (WiMAX) license for an amount of EUR 3.1 million. The point-to-multipoint technology is planned to complement EDGE and UMTS services which further strenghten Mobiltel’s innovation leadership. The company plans to offer point-to-multipoint services, including high speed internet, data, voice and video services mainly for business customers in urban areas by the third quarter of 2006.
Vipnet
Vipnet in Croatia profited from a dynamic market in 2005 and was able to increase its customer base by 23.3% to 1.61 million customers compared to the end of 2004. As a result of a successful christmas business, Vipnet gained 151,800 new customers in 4Q 05, more than three times the net additions the company recorded during the same period of the previous year. The number of contract subscribers showed a strong growth of 30.4% year-on-year to 252,400, equalling a contract share of 15.6%. The mobile penetration rate in Croatia stood at 82.9% at the end of December 2005 compared to 64.5% a year ago.
The market share of Vipnet decreased to 44.1% at the end of December 2005 compared to 46.0% at the end of December 2004 as a result of the commercial launch of the third Croatian operator Tele2 in October 2005. Vipnet’s churn rate fell from 3.3% in 4Q 04 to 0.7% in 4Q 05 due to an adaptation of Vipnet’s customer definition to be comparable to the market.
During 4Q 05 revenues rose by 15.8% to EUR 103.3 million primarily driven by higher traffic revenues, monthly rental, equipment and roaming revenues. Traffic revenues grew as a result of a higher subscriber base and a strong increase of minutes of use per subscriber (MoU) by 42.7% as an effect of by lower tariffs.
The increase of monthly rental revenues is due to an increase of the customer base and higher average monthly fees due to a change in customer mix towards business subscribers. Equipment revenues rose as a result of the higher number of handsets sold, despite lower average price per handset. Revenues from roaming grew primarily driven by the national roaming contract with Tele2. Vipnet and Tele2 signed a contract in June 2005 enabling Tele2 customers to roam on the network of Vipnet in all of Croatia except the Zagreb area. A decline in prepaid ARPU due to lower tariffs for on net calls and the ongoing decrease of SMS usage, led to a reduction in the overall ARPU by 7.1% to EUR 18.4.
Operating income of Vipnet increased by 27.0% to EUR 8.0 million in 4Q 05 compared to the same period last year, as a result of growth in revenues and a decrease of depreciation and amortization charges.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 2.5% to EUR 28.4 million.
Si.mobil
On July 1, 2005, the Slovenian Agency for Post and Electronic Communications released a new definition for the number of customers reported by mobile operators in Slovenia. This change in customer number reporting does not have any impact on financial figures reported except for ratios calculated per subscriber. As a result of this change in definition, Si.mobil served 359,600 subscribers at the end of 2005, which represents a decrease of the customer base mainly on prepaid by 1.0% compared to the end of 2004. Si.mobil managed to compensate most of the impact from the redefinition with a strong business in 4Q 05 in which 10,600 subscribers were added compared to 300 new customers during the same quarter of last year.
The number of contract subscribers increased by 13.5% to 176,700, bringing Si.mobil’s contract share to 49.1% in 4Q 05, up from 42.9% in 4Q 04.
Telekom Austria Group: Results for the Financial Year 2005  9

Si.mobil’s market share declined to 22.7% at the end of 4Q 05 compared to 23.3% at the end of 4Q 04 as a result of a change in the definition of active mobile subscribers. Slovenian mobile penetration stood at 80.1% at the end of December 05 up from 79.1% at the end of December 04.
Revenues rose by 23.2% to EUR 27.6 million, primarily driven by higher average charged minutes of use per subscriber (MoU) especially on contract segment and higher revenues for Vodafone live! usage. A higher share of contract subscribers in combination with a higher average monthly fee per subscriber led to higher monthly rental revenues. Interconnection revenues rose as more minutes were terminated on Si.mobil’s network and the average interconnection price was higher in 4Q 05 than in 4Q 04. ARPU increased by 24.1% to EUR 18.0 during 4Q 05 compared to the same period last year.
Operating loss increased from EUR 2.7 in 4Q 04 million to EUR 3.5 million in 4Q 05, as higher material expenses and marketing costs, caused by intensive christmas promotions, could not be offset by higher revenues in 4Q 05.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell by 37.8% to EUR 2.3 million during 4Q 05 compared to the same period last year.
Consolidated net profit
Year-on-year comparison:
During 2Q 04 the Austrian Parliament approved the reduction of the statutory tax rate from 34% to 25%, effective as of January 1, 2005. As a consequence deferred tax assets and liabilities had to be revalued in 2Q 04, increasing tax expenses in 2004 by EUR 21.8 million.
Excluding this amount, the effective tax rate decreased from 28.7% in 2004 to 20.3% primarily from a change in tax rate in Austria.
In both years the effective tax rate is lower than the statutory tax rates due to tax credits and foreign income tax rate differentials. As a result of this, and due to a positive one time effect of group taxation and a change of the law in Slovenia resulting in an increase of the expiration period of tax loss carry forwards, income tax expenses fell by 12.9% to EUR 106.4 million.
Net income including Mobiltel for the period from July 12, 2005 to December 31, 2005 rose by 83.5% to EUR 417.1 million during 2005, benefiting from higher operating income and a 8.2% lower net interest expense.
Basic and diluted earnings per share increased from EUR 0.46 during 2004 to EUR 0.85 during 2005.
Quarterly comparison:
During 4Q 05 net interest expenses showed an increase of 11.6% to EUR 28.0 million due to higher net debt following the acquisition of Mobiltel.
The increase in Other income, net from EUR 2.1 million during 4Q 04 to EUR 3.1 million during 4Q 05 was mostly due to foreign exchange gains.
10  Telekom Austria Group: Results for the Financial Year 2005

Overall, quarterly net income in 4Q 05 rose by 66.4% to EUR 41.6 million and basic and diluted earnings per share nearly doubled from EUR 0.05 to EUR 0.09.
Capital expenditures
Year-on-year comparison:
Total capital expenditures for tangible and intangible assets including Mobiltel for the period from July 12 to December 31, 2005, increased by 14.5% to EUR 627.6 million. Capital expenditures for tangible assets rose by 22.2 % to EUR 617.9 million and for intangible assets declined by 77.2% to EUR 9.7 million. On a comparable basis, excluding Mobiltel, total group capital expenditures increased by 4.8% to EUR 574.5 million for 2005.
The 12.1% rise of capital expenditures for tangible assets in the wireline segment was caused by continuing investments supporting subscriber growth in broadband and by investments of EUR 16.6 million under the Austrian Telecommunications Interception Ordinance, which had to be complied with by July 1, 2005.
Capital expenditures for tangible assets in the wireless segment, including Mobiltel, increased by 34.7% to EUR 303.9 million in 2005 compared to the same period of last year mainly due to the contribution of Mobiltel and the network upgrade for the EDGE and UMTS technology in Austria.
On a comparable basis, excluding Mobiltel, tangible capital expenditures in the wireless segment increased by 13.1 % to EUR 255.2 million in 2005.
Telekom Austria’s capital expenditures for intangible assets decreased by 77.2% to EUR 9.7 million 2005, primarily due to a reduction in the wireless segment.
Quarterly comparison:
During 4Q 05, group capital expenditures for tangible and intangible assets, including Mobiltel, increased by 2.7% to EUR 141.8 million. On a comparable basis, excluding Mobiltel, total capital expenditures decreased by 25.7% to EUR 102.6 million mainly driven by lower investments at mobilkom austria and Vipnet.
In the wireline segment, capital expenditures for tangible assets increased by 4.5% to EUR 107.7 million during 4Q 05. Higher investments into infrastructure to support the growing ADSL customer base and capital expenditures for projects including the plan to launch IP-TV could not be offset by lower investments into the IT infrastructure.
In the wireless segment, capital expenditures for tangible assets increased by 28.1% to EUR 135.7 million. On a comparable basis, excluding Mobiltel, capital expenditures for tangible assets declined by 5.4% to EUR 100.2 million primarily due to lower investments in Austria and Croatia.
Mobiltel increased its capital expenditures for tangible assets by 29.1% to EUR 35.5 million in 4Q 05 compared to EUR 27.5 million in 4Q 04. This increase is primarily due to higher network investments for GSM and UMTS and higher spending for buildings.
Group capital expenditures for intangible assets decreased from EUR 32.6 million to EUR 6.2 million primarily due to lower number of rights and software licences acquired in Austria.
Cash flow and net debt
Year-on-year comparison:
The increase in cash generated from operations by 16.0% to EUR 1,513.7 million was mainly due to higher net income.

Capital expenditures
in EUR million	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

Wireline tangible	107.7	103.1	4.5%	314.0	280.0	12.1%

Wireless tangible	135.7	105.9	28.1%	303.9	225.6	34.7%

Tangible	243.4	209.0	16.5%	617.9	505.6	22.2%

Intangible	6.2	32.6	-81.0%	9.7	42.6	-77.2%

Total	249.6	241.6	3.3%	627.6	548.2	14.5%

Telekom Austria Group: Results for the Financial Year 2005  11

Cash flow and net debt
in EUR million	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

Cash generated from operations	491.2	317.1	54.9%	1,513.7	1,304.7	16.0%

Cash from (used in) investing activities	-526.0	-217.2	142.2%	-1,780.9	-509.3	249.7%

Cash from (used in) financing activities	24.6	16.5	49.1%	96.2	-704.9	-113.6%

Effect of exchange rate changes	-0.6	-2.2	-72.7%	-0.4	-4.2	-90.5%

Net increase (decrease) in cash and cash equivalents	-10.8	114.2	-109.5%	-171.4	86.3	-298.6%

in EUR million	Dec. 31, 2005	Dec. 31, 2004	% change

Net debt	3,082.1	1,973.9	56.1%

Cash used in investing activities increased from EUR 509.3 million to EUR 1,780.9 million primarily as a result of the payment of the cash purchase price in the amount of EUR 905.5 million in 3Q 05 and a settlement of deferred consideration of EUR 280.2 million for Mobiltel in 4Q 05. The additional cash payments for Mobiltel consist of deferred consideration of EUR 180.0 million and a contingent deferred consideration of EUR 100.2 million. Higher capital expenditures contributed marginally to this increase.
Cash from financing activities showed an inflow of EUR 96.2 million for 2005 compared to an outflow of EUR 704.9 million in the previous year. This was primarily caused by the proceeds from the issuance of two bonds at the beginning of 2005 with a total face value of EUR 1,000 million. Redemption of long term debt in the amount of EUR 760.5 million and distribution of the dividend by EUR 117.9 and the share buybacks in the amount of EUR 184.5 million partially offset this inflow.
Quarterly comparison:
Higher net income, higher amortization and depreciation and the positive impact from working capital movements resulted in an increase of cash generated from operations in 4Q 05 by 54.9% to EUR 491.2 million.
Additional payments for Mobiltel in the amount of EUR 280.2 million and higher capital expenditures were the reasons for the increase in cash used in investing activities to EUR 526.0 million during 4Q 05, compared to EUR 217.2 in 4Q 04.
During 4Q 05, cash used in financing activities increased by 49.1% to EUR 24.6 million.
Overall, net debt increased by EUR 1,108.2 million to EUR 3,082.1 million as of December 31, 2005 compared to last year primarily due to the acquisition of Mobiltel but also higher share buybacks, dividends and capital expenditures.
The debt to equity ratio (net gearing) increased to 107.4%, compared to 72.0% as of December 31, 2004, which is still well below the communicated threshold of 120%.
Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, short-term financing with related parties as well as financial instruments included in other assets and other current assets. Short-term borrowings are reduced by the short-term portion of cross-border lease obligations.
Personnel
Total group headcount, including Mobiltel, increased to 15,595 at the end of December 2005, representing an increase of 2,288 compared to December 2004. Mobiltel had 2,447 full time employees at the end of December 05 compared to 2,312 at the end of December 04. On a comparable basis, excluding Mobiltel, headcount decreased by 1.2% to 13,148.
The headcount in the wireline segment fell by 125 employees to 9,557 at the end of December 2005 compared to 9,682 at the same time of previous year. In the wireless segment the headcount number increased
12  Telekom Austria Group: Results for the Financial Year 2005

Personnel (full-time employees)	End of period			Average of period

	Dec. 31, 05	Dec. 31, 04	% change	FY 2005	FY 2004	% change

Wireline	9.557	9.682	-125	9.603	9.995	-392

Wireless	6.038	3.625	2.413	4.800	3.643	1.157

Total	15.595	13.307	2.288	14.403	13.638	765

by 2,413 to 6,038 at the end of December 2005. On a comparable basis, excluding Mobiltel, the number of employees in the wireless segment decreased by 0.9% to 3,591.
Other events
At the AGM held on May 25, 2005 Telekom Austria’s authorization to acquire treasury shares was extended until November 24, 2006. Based on this authorization, Telekom Austria acquired 2,893,551 treasury shares at an average purchase price of EUR 16,41 in 4Q 05. As of December 31, 2005, Telekom Austria held 17,497,106 treasury shares reducing shareholders’ equity for a total amount of EUR 247.8 million.
Details of the purchases are published each Tuesday on our corporate website under www.telekom.at
In October 2005, mobilkom austria announced that the Province of Lower Austria reached an agreement with mobile operators. The Province of Lower Austria will refrain from introducing a tax on mobile transmission masts as of January 1, 2006. In return, all mobile operators will withdraw the lawsuits they individually filed before the Constitutional Court against the introduction of this tax.
The stake of Capital Research and Management (California) in Telekom Austria as of December 31, 2005 rose to almost 10% compared to 7.2% a year ago. The stake of Capital Group International (California) in Telekom Austria decreased to 4.2% compared to 5.6% per year-end 2004.
The following major subsequent events occurred after December 31, 2005:
On January 12, 2006, 3,897,968 options from the third tranche of the stock option program were offered to the eligible employees. These options may be settled either in cash or shares at the discretion of the company, whereby an option represents the right to buy one share. The exercise price is EUR 18.91. The option may only be exercised if the earnings per share target value determined by the Supervisory Board has been reached. The options have a life of 3 years following a vesting period of roughly 14 months. The options therefore have a life of slightly more than 4 years.
On January 12, 2006 CEO Heinz Sundt announced his resignation at the end of the annual general meeting to be held on May 23, 2006. Heinz Sundt will continue to support the company’s expansion into Serbia under a consultancy agreement. At the same time, Boris Nemsic was appointed successor of Heinz Sundt.
Boris Nemsic will become Chief Executive Officer of the Group on May 24, 2006 in addition to his position as CEO of mobilkom austria and COO Wireless. Rudolf Fischer will become Vice Chairman of the Management Board of the Group on this date in addition to his position as COO Wireline. Stefano Colombo will continue to exercise his function as CFO of the Telekom Austria Group.
ÖIAG’s stake in Telekom Austria was reduced from 30.2 % to 29.99 % as January 31, 2006 due to delivery of shares to investors holding exchangeable notes.
In February 2006, Mobiltel signed a partnership agreement with Vodafone. Under this agreement Mobiltel will be able to offer Vodafone’s global products and
Telekom Austria Group: Results for the Financial Year 2005  13

services to their customers. Mobiltel and Vodafone will co-brand these special products and services. Apart from roaming Mobiltel will also take part in joint product development, marketing and global account management and benefit from procurement synergies.
On March 6, 2006 Telekom Austria launched aonDigital TV. Currently, aonDigital TV is only available in Vienna. Within the course of the year, it is planned to extend the offer to other regions. With aonDigital TV customers have a choice of over 50 TV channels, some of which are available in Austria for the first time.
Outlook for the business year 2006
All key financial figures are expected to improve in 2006, primarily driven by the consolidation of Mobiltel for full 12 months. The planned change in Group reporting from U.S. GAAP to IFRS is not expected to have a significant impact on the key financial figures.
For the financial year 2006 Telekom Austria Group expects operating revenues to rise by approximately 5% and adjusted EBITDA to increase by about 10%. Although depreciation and amortization charges are expected to be marginally higher due to the consolidation of Mobiltel, Telekom Austria anticipates that operating income and net income will rise by approximately 20%.
Thus with a constant payout ratio of 65% a further increase in dividends can be expected. Capital expenditures are to rise as a result of higher capital expenditure in the Wireless segment following the consolidation of Mobiltel for 12 month and higher investments into UMTS and HSDPA technologies to maintain our technology leadership in a competitive environment. This increase cannot be offset by lower investments in the Wireline segment.
Barring the impact from possible acquisitions and despite the continuation of the share buyback program and an anticipated increase in cash taxes paid, the strong increase of cash flow will permit a reduction of net debt. In the wireline segment the migration of voice minutes to mobile communications networks is expected to continue in 2006, leading to lower revenues and adjusted EBITDA. The broadband business in Austria will continue to grow, but this will not fully compensate for the decline in traditional voice telephony.
Supported by a further reduction in depreciation and amortization charges, operating income in the wireline segment is expected to show strong growth in 2006.
In the wireless segment the contribution from Mobiltel in particular is expected to lead to a further increase in operating revenues, adjusted EBITDA and operating income. Despite a possible market consolidation, price competition on the Austrian market is expected to remain fierce.
14  Telekom Austria Group: Results for the Financial Year 2005

Also in the international subsidiaries tough price competition is expected. In this environment the wireless segment will focus on a clear positioning in respective markets and pushing ahead with the expansion of mobile data services.

Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. Financial data prior to this period are given for comparative purposes only. Telekom Austria does not take responsibility for the correctness of these figures.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for the Financial Year 2005  15

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

	December 31,	December 31,
(in EUR millions)	2005	2004

ASSETS
Current assets
Cash and cash equivalents	116.8	288.2

Short-term investments	7.3	10.5

Accounts receivable-trade, net of allowances of EUR 104.2 and EUR 73.5 as of December 31, 2005 and December 31, 2004	452.9	408.8

Accounts receivable sold, net of allowances of EUR 39.8 and EUR 21.2 as of December 31, 2005 and December 31, 2004	228.3	173.4

Receivables due from related parties	0.1	0.1

Inventories	90.9	83.1

Deferred tax assets	27.8	59.9

Prepaid expenses	121.7	100.2

Taxes receivable	11.1	3.7

Assets held for sale	0.9	2.7

Other current assets	146.8	143.3

Total Current Assets	1,204.6	1,273.9

Property, plant and equipment, net	3,774.6	3,888.7

Goodwill	1,149.2	596.6

Other intangible assets, net	1,432.5	667.3

Investments in affiliates	3.6	3.6

Other investments	156.9	133.2

Deferred tax assets	5.4	19.4

Other assets	685.1	659.8

TOTAL ASSETS	8,411.9	7,242.5

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Short-term borrowings	785.8	751.1

Accounts payable — trade	529.2	534.5

Accrued liabilities	171.0	194.3

Payables to related parties	20.2	22.9

Deferred income	199.5	169.0

Income taxes payable	6.3	18.0

Other current liabilities	207.2	182.3

Total Current Liabilities	1,919.2	1,872.1

Long-term debt, net of current portion	2,557.7	1,647.2

Lease obligations, net of current portion	817.9	761.1

Employee benefit obligations	107.3	110.0

Other liabilities and deferred income	140.3	110.5

Stockholders’ equity

Share capital, no par value shares, 560,000,000 authorized (2004: 560,000,000) issued 500,000,000 (2004: 500,000,000), outstanding 482,502,894 (2004: 493,744,306)	1,090.5	1,090.5

Treasury shares	-247.8	-63.4

Additional paid in capital	453.6	458.1

Retained earnings	1,565.8	1,266.6

Accumulated other comprehensive loss	7.4	-10.2

Total Stockholders’ Equity	2,869.5	2,741.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,411.9	7,242.5

16  Telekom Austria Group: Results for the Financial Year 2005

TELEKOM AUSTRIA AG
Consolidated Statements of Operations*

				4Q 04 unaudited	FY 2005	FY 2004
(in EUR millions, except per share information)			4Q 05 unaudited

Operating revenues	a	)	1,171.5	1,025.1	4,377.3	4,056.3

Operating expenses	b	)

Materials			-122.4	-112.1	-346.5	-324.5

Employee costs, including benefits and taxes			-182.4	-176.9	-679.0	-673.7

Depreciation and amortization			-304.1	-276.9	-1,119.8	-1,114.8

Impairment charges			-17.4	-0.2	-17.4	-1.3

Other operating expenses			-484.6	-418.2	-1,594.6	-1,489.3

Operating income			60.6	40.8	620.0	452.7

Other income (expense)

Interest income	c	)	24.7	14.9	89.1	70.0

Interest expense	d	)	-52.7	-40.0	-198.2	-188.8

Equity in earnings of affiliates			0.3	0.3	0.6	0.6

Other, net			3.1	2.1	12.0	15.6

Income before income taxes, minority interests			36.0	18.1	523.5	350.1

Income tax expense			5.6	7.0	-106.4	-122.2

Minority interests			0.0	-0.1	0.0	-0.6

Net income			41.6	25.0	417.1	227.3

Basic and fully diluted earnings per share			0.09	0.05	0.85	0.46

Weighted-average number of ordinary shares in issue			483,696,252	493,764,046	489,050,517	496,495,378

a) includes revenues from related parties of			15.0	14.0	57.5	62.1

b) includes operating expenses from related parties of			42.3	39.0	117.9	124.7

c) includes interest income from related parties of			0.0	0.1	0.0	0.1

d) includes interest expense from related parties of			0.0	0.0	0.0	0.0

*	Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated 4Q 05 financial statement of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and FY 2004 results.
Telekom Austria Group: Results for the Financial Year 2005  17

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows*

	4Q 05	4Q 04	FY 2005	FY 2004
(in EUR million)	unaudited	unaudited

Cash generated from operations

Net Income	41.6	25.0	417.1	227.3

Adjustments to reconcile net income to cash generated from operations

Depreciation, amortization and impairment charges	321.5	277.2	1137.2	1116.2

Write-offs from investments	0.3	0.3	0.3	0.7

Employee benefit obligation — non cash	-5.0	-7.0	4.2	0.9

Allowance for doubtful accounts	14.7	6.1	43.4	23.6

Change in deferred taxes	-3.7	-31.1	67.6	62.9

Equity in earnings of affiliates less than (in excess of) dividends received	0.2	0.3	-0.1	0.0

Stock compensation	6.2	1.7	13.3	4.8

Asset retirement obligation — accretion expense	5.7	1.1	3.1	5.8

Settlement of asset retirement obligation	0.9	-2.2	0.0	-2.2

Gain on sale of investments	0.0	-0.6	-4.0	-5.2

Loss on disposal / retirement of equipment	7.6	7.3	-1.5	28.8

Other	-5.5	0.7	-5.8	-0.3

	342.9	253.8	1257.7	1236.0

Changes in assets and liabilities, net of effect of business acquired

Accounts receivable — trade	13.8	-76.6	-76.6	-45.9

Due from related parties	2.3	0.4	0.6	1.5

Inventories	14.4	3.4	-2.6	0.4

Prepaid expenses and other assets	-9.6	-15.4	0.4	-19.5

Accounts payable — trade	129.8	118.2	-19.3	-58.8

Employee benefit obligation	-1.2	-2.3	-7.3	-46.9

Accrued liabilities	-24.3	-7.8	-46.9	-27.1

Due to related parties	6.4	10.2	-6.8	-0.7

Other liabilities and deferred income	-24.9	8.2	-2.6	38.4

	106.7	38.3	-161.1	-158.6

	491.2	317.1	1,513.7	1,304.7

Cash from (used in) investing activities

Capital expenditures, including interest capitalized	-249.6	-241.6	-627.6	-548.2

Acquisitions and investments, net of cash acquired	-280.2	-2.0	-1185.7	-2.2

Purchase of call option to acquire equity of target company	0.0	0.0	0.0	0.0

Proceeds from sale of equipment	3.9	24.5	24.2	36.2

Purchase of investments — short-term	-3.8	-17.2	-48.9	-51.6

Purchase of investments — long-term	-0.7	-0.4	-1.7	-2.0

Proceeds from sale of investments — short-term	4.0	17.4	57.2	51.9

Proceeds from sale of investments — long-term	0.4	2.1	1.6	6.6

Cash used in investing activities	-526.0	-217.2	-1,780.9	-509.3

Cash from (used in) financing activities

Principal payments on bonds	-203.3	0	-348.6	-2.2

Proceeds from issuance of long-term debt and bonds	180.0	-69.6	1169.0	0.0

Principal payments on long-term debt	-315.5	-0.8	-760.5	-568.0

Changes in short-term bank borrowings	414.8	90.3	338.6	-6.7

Purchase of treasury shares	-51.5	-3.4	-184.5	-64.2

Proceeds from sale of treasury shares	0.0	0.0	0.0	0.8

Dividends paid	0.1	0.0	-117.8	-64.6

Cash generated from (used in) financing activities	24.6	16.5	96.2	-704.9

Effect of exchange rate changes	-0.6	-2.2	-0.4	-4.2

Net increase (decrease) in cash and cash equivalents	-10.8	114.2	-171.4	86.3

Cash and cash equivalents at beginning of period			288.2	201.9

Cash and cash equivalents at end of period			116.8	288.2

*	Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated 4Q 05 financial statement of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and FY 2004 results.
18  Telekom Austria Group: Results for the Financial Year 2005

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders’ Equity

	Common stock		Treasury stock
							Accumulated
					Additional		other	Total
					paid in	Retained	comprehensive	stockholders’
(in EUR millions)	Number of shares	Par value	Number of shares	at cost	capital	earnings	income (loss)	equity

Balance December 31, 2004	500,000,000	1,090.5	-6,255,694	-63.4	458.1	1,266.5	-10.2	2,741.5

Comprehensive income

Net income						417.1		417.1

Net unrealized loss on securities, net of EUR -0.2 deferred income tax							0.6	0.6

Foreign currency translation adjustment net of EUR -0.3 deferred income tax							14.1	14.1

Realized net gain of hedging activities, net of EUR -1.5 deferred income tax							2.9	2.9

Total comprehensive income								434.7

Distribution of dividends						-117.8		-117.8

Modification of stock option plan					-4.5			-4.5

Purchase of treasury stock			-11,241,412	-184.4				-184.4

Balance December 31, 2005	500,000,000	1,090.5	-17,497,106	-247.8	453.6	1,565.8	7.4	2,869.5

Net Debt

(in EUR millions)	Dec. 31, 2005	Dec. 31, 2004

Long-term debt	2,557.7	1,647.2

Short-term debt	785.8	751.1

- Short-term portion of capital and cross border lease	-122.7	-95.3

+ Capital lease obligations	0.6	1.6

Cash and cash equivalents, short-term and long term investments	-139.3	-312.9

Financial instruments, included in other assets and other current assets	0.0	-17.8

Net debt	3,082.1	1,973.9

Net debt/equity	107.4%	72.0%

Reconciliation from Adjusted EBITDA to Net Income*

(in EUR millions)	4Q 05	4Q 04	FY 2005	FY 2004
	unaudited	unaudited

Adjusted EBITDA (excluding impairment charges)**	382.1	318.0	1757.2	1568.8

Impairment charges	-17.4	-0.2	-17.4	-1.3

Consolidated adjusted EBITDA (including impairment charges)	364.7	317.8	1739.8	1567.5

Depreciation and amortization	-304.1	-276.9	-1119.8	-1114.8

Interest income	24.7	14.9	89.1	70.0

Interest expense	-52.7	-40.0	-198.2	-188.8

Equity in earnings of affiliates	0.3	0.3	0.6	0.6

Other, net	3.1	2.1	12.0	15.6

Income before taxes, minority interests	36.0	18.1	523.5	350.1

Income tax expense	5.6	7.0	-106.4	-122.2

Minority interests	0.0	-0.1	0.0	-0.6

Net income	41.6	25.0	417.1	227.3

*	Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated 4Q 05 financial statement of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and FY 2004 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges
Telekom Austria Group: Results for the Financial Year 2005  19

Operating Results by Segment*

	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
(in EUR million)	unaudited	unaudited

Revenues

Wireline	535.2	549.5	-2.6%	2,135.2	2,184.7	-2.3%

Wireless	704.9	542.3	30.0%	2,489.2	2,125.5	17.1%

Other & eliminations	-68.6	-66.7	2.8%	-247.1	-253.9	-2.7%

Totals revenues	1,171.5	1,025.1	14.3%	4,377.3	4,056.3	7.9%

Wireless on a comparable basis, excl. Mobiltel	569.6	542.3	5.0%	2,227.3	2125.5	4.8%

Operating income

Wireline	-47.9	-22.4	113.8%	65.9	55.8	18.1%

Wireless	107.9	63.2	70.7%	552.2	407.4	35.5%

Other & eliminations	0.6	0.1	500.0%	1.9	-10.5	-118.1%

Consolidated operating income	60.6	40.9	48.2%	620.0	452.7	37.0%

Wireless on a comparable basis, excl. Mobiltel	63.3	63.2	0.2%	458.2	407.4	12.5%

Adjusted EBITDA**

Wireline	153.3	165.8	-7.5%	786.7	814.3	-3.4%

Wireless	228.4	152.2	50.1%	969.0	765.4	26.6%

Other & eliminations	0.4	0.0		1.5	-10.9	-113.8%

Consolidated adjusted EBITDA**	382.1	318.0	20.2%	1,757.2	1,568.8	12.0%

Wireless on a comparable basis, excl. Mobiltel	154.1	152.2	1.2%	814.4	765.4	6.4%

Capital expenditures

	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
in EUR million	unaudited	unaudited

Wireline tangible	107.7	103.1	4.5%	314.0	280.0	12.1%

Wireless tangible	135.7	105.9	28.1%	303.9	225.6	34.7%

Tangible	243.4	209.0	16.5%	617.9	505.6	22.2%

Intangible	6.2	32.6	-81.0%	9.7	42.6	-77.2%

Total	249.6	241.6	3.3%	627.6	548.2	14.5%

Wireless tangible capital expenditures on a comparable basis, excl. Mobiltel	100.2	105.9	-5.4%	255.2	225.6	13.1%

Personnel

Personnel (full-time employees)	End of period			Average of period

	Dec. 31, 05	Dec. 31, 04	change	FY 2005	FY 2004	change

Wireline	9,557	9,682	-125	9,603	9,995	-392

Wireless	6,038	3,625	2,413	4,800	3,643	1,157

Telekom Austria Group	15,595	13,307	2,288	14,403	13,638	765

*	Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated 4Q 05 financial statement of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and FY 2004 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges
20  Telekom Austria Group: Results for the Financial Year 2005

Operational Data Wireline

Lines and channels (in ’000):	Dec. 31, 05	Dec. 31, 04	% change

PSTN access lines	2,374.5	2,455.5	-3.3%

Basic ISDN access lines	420.1	443.6	-5.3%

Multi ISDN access lines	7.3	7.6	-3.9%

Total access lines	2,801.9	2,906.7	-3.6%

Total access channels	3,433.7	3,570.7	-3.8%

ADSL retail access lines	468.5	298.4	57.0%

ADSL wholesale access lines	105.8	85.2	24.2%

Total ADSL access lines	574.3	383.6	49.7%

Traffic minutes (in millions of minutes) during the period:	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change

National	965	1,048	-7.9%	3,866	4,174	-7.4%

Fixed-to-mobile	211	213	-0.9%	839	854	-1.8%

International	110	114	-3.6%	442	467	-5.3%

Total voice minutes	1,286	1,375	-6.5%	5,147	5,495	-6.3%

Internet dial up	505	759	-33.5%	2,287	3,376	-32.3%

Total wireline minutes	1,791	2,134	-16.1%	7,433	8,871	-16.2%

Total voice market share				55.4%	54.4%

Total market share (incl. Internet dial up)				55.7%	55.2%

Total average voice telephony tariff (EUR/min.)	0.077	0.074	4.5%	0.077	0.075	2.7%

Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	0.0%	0.017	0.016	6.3%

ADSL ARPU residential	29.8	35.1	-15.1%	30.3	36.6	-17.2%

	Dec. 31, 05	Dec. 31, 04	% change

Internet subscribers in Austria (‘in 000)	1,424.2	1,187.0	20.0%

Czech On Line customers (‘in 000)	187.9	247.1	-24.0%

Wireline operating revenues (in EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Switched voice traffic revenues	98.0	99.2	-1.2%	398.1	403.4	-1.3%

Switched voice monthly rental & other voice telephony revenues	133.2	139.1	-4.2%	548.8	570.1	-3.7%

Payphones & value added services	11.2	13.0	-13.8%	48.1	52.6	-8.6%

Data & IT-solutions including wholesale	111.0	112.0	-0.9%	419.7	441.0	-4.8%

Internet access & media	66.0	54.3	21.5%	241.9	207.2	16.7%

Wholesale voice telephony & Internet	80.6	93.4	-13.7%	349.3	369.0	-5.3%

Other	35.2	38.5	-8.6%	129.3	141.4	-8.6%

Total wireline operating revenues	535.2	549.5	-2.6%	2,135.2	2,184.7	-2.3%

Telekom Austria Group: Results for the Financial Year 2005  21

Operational Data Wireless*

Wireless (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	704.9	542.3	30.0%	2,489.2	2,125.5	17.1%

Operating income	107.9	63.2	70.7%	552.2	407.4	35.5%

Adjusted EBITDA**	228.4	152.2	50.1%	969.0	765.4	26.6%

Data as a portion of traffic-related revenues	18.7%	16.4%

Wireless, on a comparable basis, excluding Mobiltel	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	569.6	542.3	5.0%	2,227.3	2,125.5	4.8%

Operating income	63.3	63.2	0.2%	458.2	407.4	12.5%

Adjusted EBITDA**	154.1	152.2	1.2%	814.4	765.4	6.4%

Data as a portion of traffic-related revenues

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (’000)	8,963.1	4,949.0	81.1%

Subscribers, on a comparable basis, excluding Mobiltel	5,368.8	4,949.0	8.5%

mobilkom austria (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	441.0	433.1	1.8%	1,719.1	1,678.7	2.4%

Operating income	58.7	60.5	-3.0%	358.8	341.1	5.2%

Adjusted EBITDA**	123.0	121.7	1.1%	612.8	593.4	3.3%

Monthly ARPU (EUR)	35.9	36.8	-2.4%

Subscriber acquisition cost (SAC)	26.0	22.2	17.1%

Subscriber retention cost (SRC)	22.7	25.0	-9.2%

Churn (3 months)	4.5%	4.4%

Monthly MOU charged/ø subscriber	142.8	132.7	7.6%

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (‘000)	3,392.2	3,273.6	3.6%

Contract share	56.9%	54.3%

Market share	39.1%	41.0%

Market penetration	106.0%	98.0%

Mobiltel (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	135.1	124.2	8.8%	262.6

Operating income	44.7	57.5	-22.3%	94.0

Adjusted EBITDA**	74.3	69.8	6.4%	154.6

Monthly ARPU (EUR)	11.7	12.8	-8.6%	12.3

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (’000)	3,594.2	3,034.9	18.4%

Contract share	34.3%	35.2%

Market share	57.6%	64.4%

Market penetration	79.5%	59.7%

*	Consolidated FY 2005 financial statements of Telekom Austria include financial figures for Mobiltel for the period from July 12 through December 31, 2005. Consolidated 4Q 05 financial statement of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 4Q 04 and FY 2004 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges
22  Telekom Austria Group: Results for the Financial Year 2005

Vipnet (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	103.3	89.2	15.8%	422	375.4	12.4%

Operating income	8	6.3	27.0%	86.4	68	27.1%

Adjusted EBITDA*	28.4	27.7	2.5%	166.9	152.7	9.3%

Monthly ARPU (EUR)	18.4	19.8	-7.1%	19.9	20.2	-1.5%

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (’000)	1,612.9	1,308.6	23.3%

Contract share	15.6%	14.8%

Market share	44.1%	46.0%

Market penetration	82.9%	64.5%

Si.mobil (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	27.6	22.4	23.2%	100.8	87.8	14.8%

Operating income	-3.5	-2.7	29.6%	3.5	0.1

Adjusted EBITDA*	2.3	3.7	-37.8%	24.5	20.4	20.1%

Monthly ARPU (EUR)	18.0	14.5	24.1%	16.9	15.0	12.7%

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (’000)	359.6	363.3	-1.0%

Contract share	49.1%	42.9%

Market share	22.7%	23.3%

Market penetration	80.1%	79.1%

mobilkom liechtenstein (EUR million)	4Q 05	4Q 04	% change	FY 2005	FY 2004	% change
	unaudited	unaudited

Revenues	4.7	2.6	80.8%	15.7	11.0	42.7%

Operating income	0.3	0.2	50.0%	1.9	1.2	58.3%

Adjusted EBITDA*	0.5	0.4	25.0%	2.6	1.8	44.4%

	Dec. 31, 05	Dec. 31, 04	% change

Subscribers (’000)	4.2	3.5	20.0%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the Financial Year 2005  23

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 16, 2006